UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) held its Annual General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders (together the “General Meetings”) on April 16, 2018. The Company’s shareholders approved and adopted all matters submitted to them at the Annual General Meeting, which matters are described in the Company’s report on Form 6-K dated March 1, 2018. The Company’s shareholders rejected agenda item number 1 and approved and adopted all other matters submitted to them at the Extraordinary General Meeting, which matters are described in the Company’s report on Form 6-K dated March 1, 2018. In accordance with Article 12 of the Articles of Association items number 1, 3 to 5 of the Extraordinary General Meeting were adopted by a majority of at least two-thirds of the votes validly cast at the Extraordinary General Meeting. Item number 2 of the Extraordinary General Meeting does not amend the Articles of Association and was therefore adopted with a simple majority of the votes validly cast at the Extraordinary General Meeting.

The results of votes on the matters adopted by the Annual General Meeting of Shareholders are as follows:

1.	Approval of the annual accounts of the Company for the financial year that ended on December 31, 2017.

For	Against	Abstentions
45,927,166	1,006,250	11,416

2.	Approval of the consolidated financial statements of the Company for the financial year that ended on December 31, 2017.

For	Against	Abstentions
45,926,665	1,006,250	11,917

3.	Allocation of results and approval of the payment by the Company of interim dividends in the aggregate amount of EUR 40,000,000 during the financial year that ended on December 31, 2017.

For	Against	Abstentions
46,927,749	5,453	11,630

4.
Acknowledgement of the resignations of Mr. Andrew Sweet, Mr. Claus von Hermann, Mr. Eytan Tigay and Mr. Martin Huth from their mandates as Directors of the Company and discharge of the members of the Board of Directors of the Company for the performance of their mandates during the financial year that ended on December 31, 2017.

For	Against	Abstentions
46,590,218	342,130	12,484

5.
Ratification of the co-optation by the Board of Directors of the Company on June 29, 2017 of Mr. Marc Jean Pierre Faber as Director of the Company and appointment of Mr. Marc Jean Pierre Faber, as Director of the Company for a term ending on the date of the annual general meeting of shareholders of the Company called to approve the Company’s annual accounts for the financial year ending December 31, 2019.

For	Against	Abstentions
46,856,110	75,586	13,136

6.	Discharge of the independent auditor of the Company for the performance of its mandate during the financial year that ended on December 31, 2017.

For	Against	Abstentions
41,490,726	343,469	5,110,637

7.
Appointment of an independent auditor (Réviseur d’Entreprises agréé) with respect to the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2018.

For	Against	Abstentions
41,840,952	6,425	5,097,455

8.
Approval of compensation of the Board of Directors for the period commencing on January 1, 2018, and ending on December 31, 2018, consisting of (i) an aggregate cash amount of EUR 670,000 to be paid to the Board of Directors and (ii) an amount of USD 100,000 to be paid to each Director in the form of equity based awards (based on the grant date fair market value of such awards), as determined from time to time by the Board of Directors.

For	Against	Abstentions
41,691,364	79,772	5,173,696

The results of votes on the matters submitted to the Extraordinary General Meeting of Shareholders are as follows:

1.
Renewal of the Company’s authorized share capital pursuant to Article 6 of the Company’s articles of association for a period of five years starting from the date of the publication of the resolutions of the Extraordinary General Meeting.

For	Against	Abstentions
14,876,638	18,035,617	2,751

2.
Renewal of the existing authorization to the Board of Directors of the Company to purchase shares of the Company in the name and on behalf of the Company for a period of five years in accordance with article 430-15 of the Luxembourg law of 10 August 1915 governing commercial companies, as amended (the “Law”) and any other applicable laws and regulations.

For	Against	Abstentions
17,147,357	15,696,288	71,361

3.	Amendment of article 15.1 of the articles of association of the Company to provide that the Company shall be managed by a Board of Directors composed of a maximum of ten Directors.

For	Against	Abstentions
32,899,377	14,727	902

4.
Amendment of article 18.2 of the articles of association of the Company to provide that written notice of any meeting of the Board of Directors shall be given to the Directors at least twenty-four hours in advance of the date scheduled for the meeting.

For	Against	Abstentions
32,889,101	14,719	11,186

5.
Full restatement of the articles of association of the Company without amendment of the corporate object to reflect the revised provisions of the Law, as amended by the law of 10 August 2016 regarding its modernization.

For	Against	Abstentions
32,890,523	11,517	12,966

The amended and restated Articles of Association of the Company, reflecting the amendments approved by the Extraordinary General Meeting, are attached as Exhibit 1.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: April 16, 2018

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Articles of Association of Orion Engineered Carbons S.A. as in effect commencing April 16, 2018